UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-34732
NOTIFICATION OF LATE FILING	CUSIP NUMBER 600577 10 0

(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	July 31, 2015

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MILLER ENERGY RESOURCES, INC.
Full Name of Registrant

n/a
Former Name if Applicable

9721 COGDILL ROAD, SUITE 302
Address of Principal Executive Office (Street and Number)

KNOXVILLE, TENNESSEE 37932
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As previously reported on July 14, 2015, the registrant was late in filing its Annual Report on Form 10-K (the “Annual Report”).   The registrant requires additional time to complete its financial statements to be included in its Annual Report and cannot begin work on its Quarterly Report on Form 10-Q for the period ended July 31, 2015 (“Quarterly Report”) until the Annual Report is completed.  The Company is working as expeditiously as possible to complete its Annual Report, but cannot currently estimate when that work will be complete in light of, among other factors, the substantial drop in oil prices, drilling results during the year, the registrant’s on-going capital repositioning process, and the registrant’s review of prior year financial statements containing financial information related to the valuation of the oil and gas properties acquired in Alaska in late 2009 which the Securities and Exchange Commission, in a civil action filed in an administrative proceeding, has alleged were overvalued.  These factors will also impact the Quarterly Report in ways the registrant has not yet been able to determine.   In addition to those issues, the registrant believes that, due to the constraining structure of the registrant’s current debt, its continued capital repositioning process as well as potential factors not under the registrant’s control, there is, from an accounting perspective, substantial doubt about its ability to continue as a going concern. Because of these circumstances, the registrant is undertaking an asset impairment analysis on certain of its assets in connection with the Annual Report that would impact the Quarterly Report as well. This additional work has delayed completion of the registrant’s Annual Report and Quarterly Report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	PHILLIP G. ELLIOTT	865	223-6575
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			No √
Annual Report on Form 10-K for the period ended April 30, 2015

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			√ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MILLER ENERGY RESOURCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 10, 2015	By:	/s/ PHILLIP G. ELLIOTT
PHILLIP G. ELLIOTT, SVP AND CHIEF FINANCIAL OFFICER

Attachment to Form 12b-25 for Miller Energy Resources, Inc. for the period ended July 31, 2015.

The registrant anticipates that its financial statements for the quarter ended July 31, 2015 which will be included in the Quarterly Report on Form 10-Q when filed will differ materially from the comparable period in the prior fiscal year; however, the registrant is not presently able to quantify the amount of such anticipated change as it is still compiling its financial statements for the quarter as well as for the prior fiscal year.